Q2

Interim Report as of June 30, 2005

Continental

Consolidated Statements of Income

in millions of €	January 1 to June 30		Second Quarter	
	2005	2004	2005	2004
Sales	**6,807.7**	**6,157.4**	**3,554.6**	**3,171.3**
Cost of sales	-5,189.1	-4,697.7	-2,694.6	-2,397.5
Gross profit on sales	**1,618.6**	**1,459.7**	**860.0**	**773.8**
Research and development expenses	-290.0	-257.6	-147.8	-135.6
Selling and logistics expenses	-409.4	-388.9	-204.5	-194.9
General and administrative expenses	-221.6	-186.4	-109.9	-93.2
Other income and expenses	-14.0	-98.3	6.0	-76.5
Share in earnings of associates	3.7	6.5	1.8	4.1
Earnings before interest and taxes	**687.3**	**535.0**	**405.6**	**277.7**
as % of sales	*10.1*	*8.7*	*11.4*	*8.8*
Net interest expenses	-50.8	-69.9	-28.9	-37.3
Earnings before taxes	**636.5**	**465.1**	**376.7**	**240.4**
Income tax expense	-210.0	-195.5	-124.2	-109.3
Net income after taxes	**426.5**	**269.6**	**252.5**	**131.1**
Minority interests	-16.2	-12.0	-9.2	-7.3
Net income attributable to the shareholders of the parent	**410.3**	**257.6**	**243.3**	**123.8**
Basic earnings per share in €	2.82	1.90	1.67	0.91
Diluted earnings per share in €	2.70	1.80	1.60	0.84

Sales/EBIT

in millions of €	January 1 to June 30			Second Quarter		
	IFRS	IFRS	*US GAAP*	IFRS	IFRS	*US GAAP*
	2005	2004	*2004*	2005	2004	*2004*
Automotive Systems						
Sales	2,656.3	2,569.5	*2,569.5*	1,374.7	1,320.5	*1,320.5*
EBIT	278.3	246.3	*244.6*	154.0	130.1	*129.4*
as % of sales	10.5	9.6	*9.5*	11.2	9.9	*9.8*
Passenger and Light Truck Tires						
Sales	2,081.2	1,921.8	*1,921.8*	1,100.6	1,002.4	*1,002.4*
EBIT	247.5	165.9	*120.7*	156.4	81.1	*42.6*
as % of sales	11.9	8.6	*6.3*	14.2	8.1	*4.2*
Commercial Vehicle Tires						
Sales	651.1	714.0	*714.0*	344.5	374.7	*374.7*
EBIT	51.1	47.1	*43.3*	33.6	31.6	*30.3*
as % of sales	7.8	6.6	*6.1*	9.8	8.4	*8.1*
ContiTech						
Sales	1,469.2	986.9	*986.9*	761.3	491.7	*491.7*
EBIT	130.7	95.7	*95.7*	72.4	46.9	*47.4*
as % of sales	8.9	9.7	*9.7*	9.5	9.5	*9.6*
Other						
Sales	-50.1	-34.8	*-34.8*	-26.5	-18.0	*-18.0*
EBIT	-20.3	-20.0	*-19.9*	-10.8	-12.0	*-12.0*
Corporation						
Sales	6,807.7	6,157.4	*6,157.4*	3,554.6	3,171.3	*3,171.3*
EBIT	687.3	535.0	*484.4*	405.6	277.7	*237.7*
as % of sales	10.1	8.7	*7.9*	11.4	8.8	*7.5*

Interim Report as of June 30, 2005

Change in Personnel
Martien de Louw, Executive Board member responsible for the Passenger and Light Truck Tires division, left the company in May by mutual agreement. Since that time, Chairman of the Executive Board Manfred Wennemer has headed the division in addition to his other duties. Dr. Alan Hippe assumed the responsibility for the Passenger and Light Truck Tires operations in North America, in addition to his duties as Executive Board member responsible for finance, controlling and law. He also became president and CEO of Continental Tire North America. H. Peter Hüttenmeister, representative of IG BCE (Mining, Chemical and Energy Industry Union) in our Supervisory Board and its deputy chairman, stepped down from his position as of June 30, 2005. Werner Bischoff, member of IG BCE's executive board, was appointed as his successor on July 4, 2005.

New Development Center Opened
Mid-April a development center for the Body Electronics business unit of the Automotive Systems division was opened in Markdorf (Lake Constance), Germany. Development activities at the facility include central control units, power window and door control units, seat control motors and electronic systems for on-board data communications.

ContiTech Purchases Printing Blanket Manufacturer
In early July, ContiTech took over Xtra PRINT Holding GmbH. The acquisition has created the world's third largest supplier of high-quality blankets for offset printing.

High-Tech for the BMW M5 and M6
The new M5 Sedan and the M6 Coupé are equipped with premium technology from Continental, including the MK60 E5 brake system, the high-performance ContiSportContact 2 tire as well as hose lines for the power steering, engine oil cooling and fuel systems. In addition, surface materials for door moldings, seats and sun visors create a superb interior.

New Passenger and Light Truck Tires for the North American Market
In May, two new Continental tire lines and three new General Tire lines were introduced in the U.S.A.: the ContiProContact for Audi, BMW, Jaguar and Mercedes-Benz luxury sedans, and the ContiCrossContact UHP (Ultra-High-Performance) for SUVs. The first ultra-high-performance tire lines (Grabber UHP and Grabber HP) for SUVs and light trucks as well as the Exclaim UHP, the first UHP tire line for cars, were launched under the General Tire brand.

Manufacturers Rely on Continental Tires
We received new approvals from the automotive industry for various vehicles including the new Range Rover Sport, the Mercedes-Benz SLK, the Opel Zafira and Astra models, the VW Golf V, the Mitsubishi Colt Turbo, the Toyota Aygo and the two Saab models 9-3 and 9-5.

Successful Introduction of New Truck Tires
In June, we presented new truck tire lines for the "Long-Distance" and "Construction" segments and thus a new product portfolio for the vast majority of the transportation sector: the HSL1 for the steered axle and the HDL1 for the driven axle of vehicles used in long-distance operations. The correct tires can bring about significant savings, especially in long-distance transportation. This is made possible by the two tires' new construction and compound technology as well as the new tread design for uniform tire wear, low rolling resistance and top mileage performance. Thanks to their new tread compound and modified construction, our new HSC+ tires for steered axles and HDC+ tires for driven axles of vehicles used at construction sites are more rugged than their predecessors, and they provide improved mileage performance and retreadability. We have received technical approvals from all vehicle manufacturers. European truckmakers already using the tires include DAF, DaimlerChrysler, IVECO, MAN, Scania and Volvo.

Winter Tires for All Requirements
We have a comprehensive product range for the upcoming winter tire season. The new ContiWinterContact TS 800 is a winter tire tailor-designed for compacts, and for 4WD vehicles and SUVs, we have the Conti4x4WinterContact tire in our range. The ContiWinterContact TS 810 was developed with mid- and full-size cars in mind. For sports cars we offer the ContiWinterContact TS 810 Sport. Both TS 810 models are available with runflat capabilities.

Hose Lines for Particulate Filters
For diesel particulate filter systems, ContiTech has developed special hose lines that can withstand temperatures of up to 225°C while supplying the oxygen required for cleaning the filter. Material approvals from nearly all vehicle manufacturers have already been received for these hose lines.

Share Price

At the beginning of the second quarter, Continental shares reached a new all-time high of €63.93 on April 7, shortly after publication of the company results for fiscal 2004. From that point on, the share price suffered, in particular from the downward trend in the automotive sector, although this trend had little impact on Continental's operating earnings. By the end of the second quarter, the share price had recovered, closing on June 30 just short of €60. This represents a market capitalization totaling €8.7 billion. The trading volume was slightly higher than for the second quarter of 2004.

Share price performance



140
120
100
January 1, 2005
June 30, 2005
Continental
DAX

Shareholder Structure

Pursuant to section 21 (1) and section 24 of the *Wertpapierhandelsgesetz* (WpHG – German Securities Trading Act), AXA S.A., Paris, informed us on June 27, 2005, that the aggregate shares of Continental AG voting stock held by various companies of the AXA group had exceeded the threshold of 10% and that those companies held a 10.05% share on that date.

Repurchase of Bonds

In the second quarter of 2005, Continental AG repurchased bonds with a nominal amount of €42.6 million of the original €500 million bond issue dating from 2001 and presented them for cancellation. This has reduced the amount of the issue outstanding to €369.5 million.

€1.5 Billion Syndicated Credit Facility

In July 2005, Continental agreed on an early renewal of the €1.5 billion credit facility granted by several banks in July 2003 with a tenor of five years. The positive market environment and further improvement in Continental's credit story made it possible to optimize the pricing and documentation. Continental was thus able to substantially reduce the cost of this credit facility. The new credit facility also has a term of five years, but with two extension options for one year, once after the first and once after the second year. The strong interest on the part of the banks to participate in this syndicated credit facility was demonstrated by the fact that it was oversubscribed by more than 50%.

R&D Expenditure Up

In the first six months of 2005, expenditure on research and development rose by 12.6% to €290.0 million (previous year: €257.6 million), representing 4.3% of sales (previous year: 4.2%).

Capital Expenditure

In the first half of 2005, €346.4 million (previous year: €279.5 million) was invested in property, plant and equipment and software. The capital expenditure ratio after six months amounted to 5.1% (previous year: 4.5%). Automotive Systems invested in particular in production lines for the new generation of electronic brake systems. In the tire divisions, production capacities in low-cost countries continued to be expanded, with investments being concentrated on the construction of the car and truck tire plant in Camaçari, Brazil. Additionally, production capacity for high-performance tires was increased in the Passenger and Light Truck Tires division. Investments in the Commercial Vehicle Tires division went for the expansion of production capacities in Malaysia. ContiTech invested primarily in new manufacturing equipment for the various business units.

Workforce Increases

As of June 30, 2005, Continental's employees numbered 81,611, an increase of 1,025 compared with December 31, 2004. Due to the increase in sales volumes, Automotive Systems built up its workforce in Mexico, Hungary, the Czech Republic and the Philippines. Changes in the tire divisions were the result of the proportionate consolidation of Continental Sime Tyre's activities in the Passenger and Light Truck Tires and Commercial Vehicle Tires divisions. The restructuring at the Mayfield plant lead to staff cutbacks. New employees were hired in Mexico and the Czech Republic. ContiTech increased its numbers of staff mainly in Romania and Slovakia.

Conversion to IFRS

The Interim Report, as presented, has been prepared in accordance with International Financial Reporting Standards (IFRS), in line with the European Regulation EC No. 1606/2002. The conversion from US GAAP to IFRS and its impacts have been described on pages 11 and 12. Comparative figures for the preceding year have been restated.

Continental Corporation
Sales Up 10.6%; Earnings Improve 28.5%
Consolidated sales for the first six months of 2005 rose by 10.6% to €6,807.7 million (previous year: €6,157.4 million). Phoenix contributed €494.2 million to revenue. Before changes in the scope of consolidation and exchange rate effects, consolidated sales increased by 4.1%.

From the beginning of the year, our Malaysian subsidiary, Continental Sime Tyre, has been assigned to the respective product groups of the Passenger and Light Truck Tires and Commercial Vehicle Tires divisions. Previously, it was wholly included in the Commercial Vehicle Tires division. In the meantime, all global tire activities have been integrated in the structure of the divisions. In this connection, the management of the license agreements has also been assigned accordingly.

EBIT rose by 28.5% to €687.3 million (previous year: €535.0 million), and the return on sales to 10.1% (previous year: 8.7%). Without the consolidation of Phoenix, there was a return on sales of 10.4%. Phoenix generated an operating result of €28.1 million. The results for the first six months of 2004 reflected expenses totaling €64.5 million for restructuring at the Mayfield plant. In the U.S.A., the defined benefit pension plans for salaried employees were frozen and changed to defined contributions. This resulted in a reversal of existing amounts totaling €27.0 million due primarily to the fact that salary increases are no longer taken into account.

Before these effects, earnings improved by €32.7 million.

The net interest expense at €50.8 million was lower than the figure for the first six months of 2004 (€69.9 million). The improvement was brought about primarily from the further reduction in indebtedness.

Consolidated earnings rose by 59.3% to €410.3 million (previous year: €257.6 million). Earnings per share were higher at €2.82 (previous year: €1.90).

Despite the positive development in earnings during the first half of 2005, a higher average level of working capital during the period compared with the 2004 year-end, an increase in capital expenditure as well as the significantly lower change in other assets and liabilities led to a negative free cash flow of €87.2 million (previous year: +€155.1 million). Net indebtedness was €266.3 million higher than at the 2004 year-end, but at €1,123.8 million down €363.3 million in comparison with the first six months of 2004. The gearing ratio fell to 34.7% (previous year: 72.6%).

Automotive Systems
Sales Up 3.4%; Earnings Improve 13.0%
The Automotive Systems division increased its sales in the first half of 2005 to €2,656.3 million, up 3.4% compared with the same period of 2004 (€2,569.5 million). Before exchange rate effects, sales rose by 3.9%.

Increases in sales were recorded by the Electronic Brake and Safety Systems, Foundation Brakes, Brake Actuation and Aftermarket units, whereas the Chassis & Powertrain, Electric Drives and Body Electronic units were down on the figures for the first half of 2004. We achieved increases in volume worldwide.

Defined benefit pension plans for salaried employees in the U.S.A. were frozen, leading to an increase in the deferred pension charges with an effect on EBIT of €7.3 million.

Automotive Systems improved its EBIT by 13.0% to €278.3 million (previous year: €246.3 million), and upped the return on sales to 10.5% (previous year: 9.6%).

Passenger and Light Truck Tires
Sales Up 8.3%; Earnings Improve 49.2%
The Passenger and Light Truck Tires division increased sales for the first six months of 2005 in comparison to the first half of 2004 by 8.3% to €2,081.2 million (previous year: €1,921.8 million). Before changes in the scope of consolidation and exchange rate effects, sales rose by 4.7%.

Volume sales to the global automotive industry rose by 5%. Volumes in the European replacement business were up slightly on the previous year's figure, while volumes in the replacement business for the NAFTA region were down on the previous year, although the product mix showed significant improvement. Our very good results in Europe again offset our losses in the NAFTA region.

The results for the first six months of 2004 reflected expenses totaling €64.5 million for restructuring at the Mayfield plant. The change resulting from the divisional reassignment of Continental Sime Tyre and from income from license agreements had a positive effect on EBIT of €3.6 million in the first half of 2005. Defined benefit pension plans for salaried employees in the U.S.A. were frozen, leading to an increase in the deferred pension charges with an effect on EBIT of €14.4 million.

Passenger and Light Truck Tires lifted EBIT by 49.2% to €247.5 million (previous year: €165.9 million) and the return on sales to 11.9% (previous year: 8.6%). Before these effects, earnings dropped by €0.9 million.

Commercial Vehicle Tires
Sales Down 8.8%; Earnings Improve 8.5%

The Commercial Vehicle Tires division recorded an 8.8% fall in sales for the first six months of 2005 to €651.1 million compared with €714.0 million for the same period in 2004. Before changes in the scope of consolidation and exchange rate effects, however, sales increased by 8.0%.

In Europe, we achieved increases in sales volumes totaling 6%; the number of tires sold to manufacturers rose significantly, whereas the figures in the replacement business remained below the previous year's level despite a slight increase in market shares. In the NAFTA region, we matched our performance for the same period in 2004, recording higher volumes for the original equipment business and volumes just short of the previous year's figures for the replacement business.

Defined benefit pension plans for salaried employees in the U.S.A. were frozen, leading to an increase in the deferred pension charges with an effect on EBIT of €5.3 million. The change resulting from the divisional reassignment of Continental Sime Tyre and from income from license agreements had a negative effect on EBIT of €3.6 million.

EBIT of the Commercial Vehicle Tires division rose to €51.1 million (previous year: €47.1 million), representing an 8.5% increase. The return on sales amounted to 7.8% (previous year: 6.6%). Before the aforementioned effects, EBIT rose by €9.0 million.

ContiTech
Sales Up 48.9%; Earnings Improve 36.6%

ContiTech improved sales in the first six months of 2005 to €1,469.2 million, representing a 48.9% increase compared with the same period of 2004 (€986.9 million). Phoenix contributed €494.2 million to revenue. Before changes in the scope of consolidation due to Phoenix and Ages as well as exchange rate effects, sales were up 1.1%.

Except for Benecke-Kaliko and, for reasons of consolidation, Vibration Control, both of which fell just short of the previous year's figures, all business units recorded increases in sales, with the Conveyor Belt Group, Power Transmission Systems and Air Spring Systems achieving the most substantial gains.

ContiTech raised EBIT by 36.6% to €130.7 million (previous year: €95.7 million), and recorded a return on sales of 8.9% (previous year: 9.7%). Without Phoenix, there was a return on sales of 10.5%. Phoenix contributed €28.1 million to revenue and achieved a 5.7% return on sales.

Outlook

For 2005 as a whole, we expect to increase consolidated sales and the operating result compared with 2004.

We assume that, in 2005, production of light vehicles will match or fall just short of last year's level. As regards heavy vehicle output, we are expecting to see a rise in Western Europe and a strong increase in the NAFTA region. We anticipate that truck production in China will be below last year's figure.

For the year as a whole, our capital expenditures will rise substantially, due primarily to the expansion of our production capacities in low-cost countries and investments in new technologies for safety and comfort systems.

We are assuming that procurement markets will continue to be difficult in 2005 and anticipate higher purchasing costs as a result. We expect to be able to compensate for this rise in costs.

Furthermore, we assume that some of the measures for integrating Phoenix into the ContiTech division can be implemented and synergies leveraged. This will be tied to restructuring costs.

The passenger and light truck tires business in North America was more sluggish than expected. At present, we do not assume that we will be able to achieve our goal of breaking even in the fourth quarter of 2005 in the U.S.A.

Consolidated Balance Sheets

Assets

in € millions	June 30, 2005	*Dec. 31, 2004*	June 30, 2004
Goodwill	1,452.9	*1,425.2*	1,430.2
Other intangible assets	113.7	*133.2*	96.0
Property, plant and equipment	3,240.2	*3,055.5*	2,792.9
Investments in associates	94.6	*91.1*	88.5
Other investments	10.1	*10.5*	12.2
Deferred tax assets	225.6	*168.5*	117.0
Noncurrent loans and amounts receivable	132.0	*125.3*	81.9
Deferred pension charges	27.3	*5.4*	2.2
Noncurrent assets	**5,296.4**	***5,014.7***	**4,620.9**
Inventories	1,552.8	*1,271.7*	1,278.6
Trade accounts receivable	2,385.6	*2,001.0*	2,155.2
Other assets and amounts receivable	406.8	*324.5*	338.3
Cash and cash equivalents	755.1	*1,139.4*	1,267.2
Current assets	**5,100.3**	***4,736.6***	***5,039.3***
Total assets	**10,396.7**	***9,751.3***	***9,660.2***

Shareholders' Equity and Liabilities

in € millions	June 30, 2005	*Dec. 31, 2004*	June 30, 2004
Common stock	372.5	*372.3*	346.9
Capital reserves	1,300.2	*1,297.4*	1,076.2
Retained earnings	1,465.5	*1,171.5*	687.7
Other reserves	-152.7	*-199.8*	-232.4
Minority interests	254.0	*231.0*	169.3
Total equity	**3,239.5**	***2,872.4***	**2,047.7**
Pension liabilities	1,503.1	*1,435.9*	1,479.0
Deferred tax liabilities	247.9	*229.5*	204.1
Other noncurrent provisions	343.0	*328.6*	292.6
Indebtedness	1,335.4	*1,407.9*	1,698.5
Other noncurrent liabilities	30.9	*29.6*	25.7
Noncurrent liabilities	**3,460.3**	***3,431.5***	**3,699.9**
Current income tax payable	338.3	*277.8*	318.4
Other current provisions	561.3	*526.1*	583.9
Current portion of long-term debt	90.1	*40.6*	27.0
Short term indebtedness	453.4	*548.4*	1,028.8
Trade accounts payable	1,226.0	*1,235.8*	1,110.9
Other current liabilities	1,027.8	*818.7*	843.6
Current liabilities	**3,696.9**	***3,447.4***	**3,912.6**
Total equity and liabilities	**10,396.7**	***9,751.3***	**9,660.2**
Net indebtedness	**1,123.8**	***857.5***	**1,487.1**
Gearing ratio in %	**34.7**	***29.9***	**72.6**

Consolidated Cash Flow Statements

in € millions	January 1 to June 30		Second Quarter	
	2005	2004	2005	2004
EBIT	687.3	535.0	405.6	277.7
Interest paid	-32.7	-17.2	-22.2	-6.7
Income taxes paid	-139.6	-127.5	-79.7	-103.6
Dividend paid to minority interests	-4.5	–	-4.5	–
Depreciation and amortization expense	308.4	286.7	154.9	144.4
Expense with no effect on cash	6.5	58.8	-2.0	48.2
Net cash flow	**825.4**	**735.8**	**452.1**	**360.0**
Changes in working capital	-555.9	-400.8	-144.1	-11.2
Change in discounted notes	-21.3	-47.2	6.2	9.0
Changes in other assets and liabilities	13.2	135.7	-23.3	51.2
Cash flow provided by operating activities	**261.4**	**423.5**	**290.9**	**409.0**
Financial investments	-8.8	-2.5	-8.2	-0.3
Capital expenditure	-346.4	-279.5	-188.0	-168.1
Proceeds on disposal	6.6	13.6	-0.3	11.3
Cash used for investing activities	**-348.6**	**-268.4**	**-196.5**	**-157.1**
Cash flow before financing activities (free cash flow)	**-87.2**	**155.1**	**94.4**	**251.9**
Change in indebtedness	-202.6	425.8	-82.2	698.2
Proceeds from issuance of shares	1.7	1.7	1.6	0.8
Dividend payment for prior year	-116.3	-70.4	-116.3	-70.4
Cash flow used for/provided by financing activities	**-317.2**	**357.1**	**-196.9**	**628.6**
Net change in cash and cash equivalents	**-404.4**	**512.2**	**-102.5**	**880.5**
Cash and cash equivalents at beginning of reporting period	1,139.4	747.6	845.9	384.7
Cash and cash equivalents acquired with consolidated companies	–	1.9	–	–
Effect of exchange rate changes on cash and cash equivalents	20.1	5.5	11.7	2.0
Cash and cash equivalents at end of the reporting period	**755.1**	**1,267.2**	**755.1**	**1,267.2**

Reconciliation of Net Cash Flow to the Change in Net Indebtedness

in € millions	January 1 to June 30		Second Quarter	
	2005	2004	2005	2004
Cash flow before financing activities (free cash flow)	**-87.2**	**155.1**	**94.4**	**251.9**
Dividend payment for prior year	-116.3	-70.4	-116.3	-70.4
Change in equity	1.7	1.7	1.6	0.8
Non-cash changes	-2.6	-0.8	-0.2	-9.1
Non-cash proceeds from convertible bond	–	69.9	–	69.9
Other	–	0.4	–	–
Exchange rate effects	-61.9	-27.0	-38.2	-5.5
Change in net indebtedness	**-266.3**	**128.9**	**-58.7**	**237.6**

Statements of Changes in Consolidated Total Equity

in € millions	Number of shares (thousands)	Common stock	Capital reserves	Retained earnings	Other reserves	Subtotal	Minority interest	Total equity
	Equity attributable to shareholders of the parent							
At January 1, 2004	**135,422**	**346.7**	**1,004.0**	**500.5**	**-267.9**	**1,583.3**	**151.4**	**1,734.7**
Net income after taxes				257.6		257.6	12.0	269.6
Currency translation differences					34.1	34.1	4.3	38.4
Dividends paid				-70.4		-70.4		-70.4
Issuance of shares*	79	0.2	2.3			2.5		2.5
Issuance of convertible bonds – equity portion			69.9			69.9		69.9
Cash flow hedge derivative instruments					1.4	1.4		1.4
Changes in minorities through acquisitions, dividends and issuance of shares							1.5	1.5
At June 30, 2004	**135,501**	**346.9**	**1,076.2**	**687.7**	**-232.4**	**1,878.4**	**169.3**	**2,047.7**
At January 1, 2005	**145,416**	**372.3**	**1,297.4**	**1,171.5**	**-199.8**	**2,641.4**	**231.0**	**2,872.4**
Net income after taxes				410.3		410.3	16.2	426.5
Currency translation differences					47.3	47.3	16.2	63.5
Dividends paid				-116.3		-116.3	-4.5	-120.8
Issuance of shares*	90	0.2	2.8			3.0		3.0
Cash flow hedge derivative instruments					-0.2	-0.2		-0.2
Changes in minorities through acquisitions, dividends and issuance of shares							-4.9	-4.9
At June 30, 2005	**145,506**	**372.5**	**1,300.2**	**1,465.5**	**-152.7**	**2,985.5**	**254.0**	**3,239.5**

* Includes the expenditure and exercise of rights derived from stock option plans and convertible bonds

Capital Expenditure

in € millions	January 1 to June 30		Second Quarter	
	2005	2004	2005	2004
Automotive Systems	**134.9**	**94.0**	**79.7**	**55.7**
as % of sales	5.1	3.7	5.8	4.2
Passenger and Light Truck Tires	**112.6**	**103.7**	**57.6**	**64.6**
as % of sales	5.4	5.4	5.2	6.4
Commercial Vehicle Tires	**52.7**	**42.6**	**29.7**	**27.0**
as % of sales	8.1	6.0	8.6	7.2
ContiTech	**43.4**	**38.8**	**20.7**	**21.1**
as % of sales	3.0	3.9	2.7	4.3
Other	**2.8**	**0.4**	**0.3**	**-0.3**
Corporation	**346.4**	**279.5**	**188.0**	**168.1**
as % of sales	5.1	4.5	5.3	5.3

Pension Plans

Consolidated net pension expenses (unfunded obligations and net liabilities from obligations and related funds) can be summarized as follows:

in € millions	January 1 to June 30, 2005					January 1 to June 30, 2004				
	Germany	U.S.A.	UK	Others	Total	Germany	U.S.A	UK	Others	Total
Current service cost	10.9	7.8	1.7	1.2	**21.6**	10.5	8.7	1.8	1.6	**22.6**
Interest cost on projected benefit obligations	24.7	18.4	3.4	1.7	**48.2**	23.8	17.5	2.6	1.8	**45.7**
Expected return on plan assets	–	-23.4	-3.8	-0.5	**-27.7**	–	-22.5	-2.9	-0,6	**-26.0**
Return on/cost of curtailments	–	-27.0	–	–	**-27.0**	–	21.8	–	–	**21.8**
Amortization of actuarial gains and losses as well as other costs	0.0	0.8	–	–	**0.8**	–	1.2	–	–	**-1.2**
Net periodic pension cost	**35.6**	**-23.4**	**1.3**	**2.4**	**15.9**	**34.3**	**26.7**	**1.5**	**2.8**	**65.3**

Consolidated retirement healthcare and life insurance expenses in the U.S.A. can be summarized as follows:

in € millions	January 1 to June 30, 2005	January 1 to June 30, 2004
Current service cost	2.8	3.3
Interest cost on projected benefit obligations	13.5	13.2
Cost of curtailments	–	34.4
Amortization of actuarial gains and losses as well as other costs	1.1	1.0
Net cost of other post-employment benefits	**17.4**	**51.9**

Changes Affecting Payments

Pension funds exist only for pension obligations, particularly in the U.S.A. and UK, not however for other post-employment benefits. The companies of the Continental Corporation paid €3.3 million (previous year: €2.1 million) into these pension funds for the period of January 1 to June 30, 2005.

Payments for benefit obligations totaled €51.9 million (previous year: €40.1 million) for the period of January 1 to June 30, 2005.

Payments for other post-employment benefits totaled €11.7 million (previous year: €10.5 million) for the same period.

Companies Consolidated

In addition to the parent company, the consolidated financial statements include 267 domestic and foreign companies in which Continental Aktiengesellschaft holds a direct or indirect interest of more than 20% of the voting rights. Of these, 236 are fully consolidated and 31 are carried at equity.

In total, the scope of consolidated companies increased by six related to December 31, 2004. Five of these companies were hived off from existing units and one was newly founded. These changes in consolidation resulted in no change in the net assets or results of the Corporation.

In relation to June 30, 2004, the scope of consolidated companies increased by 58. These changes essentially relate to the acquisition of Phoenix Aktiengesellschaft, Hamburg and its subsidiaries and associated companies as of November 1, 2004.

Conversion to IFRS

The unaudited Interim Report, as presented, has been prepared in accordance with International Financial Reporting Standards (IFRS), in line with the European Regulation EC No. 1606/2002. This regulation requires all companies whose securities are publicly traded and registered in a member state of the European Union to prepare consolidated financial statements based only on IFRS for fiscal years ending after January 1, 2005. The consolidated financial statements and interim reports issued for fiscal years until December 31, 2004 were prepared in accordance with U.S. Generally Accepted Accounting Principles (U.S. GAAP). The transition to IFRS follows the guidelines as established under IFRS 1 - First-Time Adoption of International Financial Reporting Standards, which in combination with the above regulation requires full adoption by Continental of all IFRS applicable as of the year ended December 31, 2005 and, accordingly, a restatement of the comparative period for the preceding year. On that basis, the opening balances under IFRS are as of January 1, 2004; the cumulative effects of the transitional changes have been directly charged to equity. Reconciliations of the cumulative effects from the transition to IFRS on total equity, the income statement and the statement of cash flow, have been included in this Interim Report.

This Interim Report complies in all material respects with presently applicable IFRS; however, due to possible changes in IFRS that might still take effect as of December 31, 2005, the accounting principles and related adoption may require adjustment.

The options available in general under IFRS, as well as the provisions for the first-time adoption, have been adopted to continue to the maximum extent possible the previously applied accounting policies. The key differences in the principles used in preparing this Interim Report to the policies previously applied under U.S. GAAP have been disclosed in the Annual Report 2004 and the Interim Report as of March 31, 2005. Beneath you will find a summary of the key differences:

- Deferred pension charges disclosed as an asset are only recognized to the maximum of the sum of unrecognized actuarial losses, unrecognized unvested prior service costs and the available reductions in future contributions (asset ceiling). Any amount required to be recognized through the corridor method or the asset ceiling is charged directly to income.

- Vested prior service costs for post-employment benefits are recognized immediately at the time plan changes occur.

- Liabilities for incremental fringe benefits from flexible early retirement contracts, including those potentially available, are recognized immediately at the time company or collective wage agreements are entered into, over the entire term covered by those agreements.

- Provisions and contingent liabilities are recognized at their probability-weighted expected value. Non-current liabilities and provisions are discounted using appropriate risk-adjusted interest rates. Interest is charged in the subsequent periods for the term the liabilities are not settled.

- Minority interests are recognized at their net fair value (excluding goodwill) at the time of the related acquisition. Minority interests are shown as part of total equity and net income after taxes. The measurement of earnings per share, however, is based only on the consolidated net income attributable to the shareholders of the parent.

- Conversion rights from convertible bonds are valued separately at the corresponding present value of the differences in market interest rates and the related coupon rate as additional paid-in capital on issuance, and an equal amount is recognized over the term of the bond through interest expense as the indebtedness portion.

- Costs related to the development of new or significantly improved products are deferred and subsequently amortized only in the event the six criteria according to IAS 38 are fulfilled, especially technical feasibility. Given that substantially all of our product development activities are in connection with original equipment manufacturers, we consider the technical feasibility only to be probable at the time when the related automobile manufacturer approves the development.

- Accounts receivable sold to a third party are still recognized as accounts receivable in the balance sheet if the risks and rewards of ownership, especially the credit and default risk, have not been transferred. Proceeds from these sales are shown as short-term indebtedness.

In all other respects, the accounting principles and basis of valuation do not materially differ from those as used for the consolidated financial statements as of December 31, 2004. A detailed description of these principles is published in our Annual Report for 2004. As opposed to the annual financial statements, however, no interim adjustments are made to certain accrued fixed cost items, mainly fixed costs capitalized for finished goods and work-in-progress inventories and provisions for accrued vacation of salaried employees.

The preparation of interim financial statements requires the use of assumptions and estimates. Actual amounts may, however, differ from those estimates.

Impact on Interim Reports

Although certain elements of the Corporation's business are seasonal, the overall comparability of the interim consolidated financial statements is not compromised. All significant effects in the current period are shown in the financial summaries or in the accompanying explanations. There have been no other major changes in estimates or contingencies between the prior annual report and comparative interim periods that have led to material adjustments in the current interim period.

Related Party Transactions

In accordance with IAS 24, no shareholders of the Corporation represent related parties.

Effects from the transition to IFRS on total equity at January 1, 2004 (corresponding to the equity as previously presented at December 31, 2003), and as previously presented at June 30, 2004, and December 31, 2004.

in € millions	January 1, 2004	June 30, 2004	Dec. 31, 2004
Total equity as previously presented according to U.S. GAAP	**1,983.2**	**2,178.6**	**2,842.3**
Post-employment obligations			
– Fresh start: elimination of net actuarial losses	-339.8	-341.1	-311.0
– Immediate recognition of vested prior plan amendments	-121.6	-118.5	-110.1
– Elimination of additional minimum pension liability	56.0	56.0	165.3
– Adjustment to curtailment losses on restructuring	–	34.9	30.2
– Early recognition of flexible early retirement contracts	-67.1	-66.0	-58.7
Discounting of noncurrent provisions and liabilities	22.1	22.7	18.1
Other	2.0	1.0	4.6
Deferred taxes on reconciling items	43.4	39.9	-5.4
Convertible bond: fair value of options	5.1	70.9	66.2
Minority interests			
– Reclassification to total equity	151.4	169.3	224.2
– Recognition at fair value	–	–	6.7
Total equity according to IFRS	**1,734.7**	**2,047.7**	**2,872.4**

The additional reconciling items at June 30, 2004 and at December 31, 2004 are for the adjustment to the curtailment losses related to the indefinite suspension of tire production at Mayfield, U.S.A., and for the recognition of minority interests at fair value related to the acquisition of the Phoenix group.

Effects from the transition to IFRS on the previously presented consolidated statement of income for the six months ended June 30, 2004

in € millions	EBIT	NIBT	Consolidated net income attributable to the shareholders of the parent
Earnings as previously presented according to U.S. GAAP	**484.4**	**421.5**	**221.4**
Post employment obligations: different period expense due to			
– Fresh start: lower amortization through elimination of net actuarial losses	6.8		
– Lower amortization through immediate recognition of vested prior plan amendments	6.6		
– Lower curtailment expense on restructuring through immediate recognition of vested prior plan amendments	34.5		
– Early recognition of flexible early retirement contracts	1.0		
Other	1.7		
		50.6	**50.6**
Additional interest charge for			
– convertible bonds		-4.0	
– discounted noncurrent provisions and liabilities		-3.0	
			-7.0
Income tax expenses			-7.4
Earnings according to IFRS	**535.0**	**465.1**	**257.6**

Effects from the transition to IFRS on the previously presented consolidated statement of income for the year ended December 31, 2004

in € millions	EBIT	NIBT	Consolidated net income attributable to the shareholders of the parent
Earnings as previously presented according to U.S. GAAP	**1,096.4**	**993.4**	**673.8**
Post employment obligations: different period expense due to			
– Fresh start: lower amortization through elimination of net actuarial losses	12.7		
– Lower amortization through immediate recognition of vested prior plan amendments	12.7		
– Additional expense through immediate recognition of vested prior plan amendments in 2004	-11.1		
– Lower curtailment expense on restructuring through immediate recognition of vested prior plan amendments	33.1		
– Early recognition of flexible early retirement contracts	8.3		
Other	0.5		
		56.2	**56.2**
Additional interest charge for			
– convertible bonds		-10.4	
– discounted noncurrent provisions and liabilities		-4.6	
			-15.0
Income tax expenses			-1.7
Earnings according to IFRS	**1,152.6**	**1,034.6**	**713.3**

Effect from the transition to IFRS on the statement of cash flow previously presented for the six months ended June 30, 2004

in € millions	U.S. GAAP June 30, 2004	Effect of the transition to IFRS*	IFRS June 30, 2004
Cash flow provided by operating activities	379.7	43.8	423.5
Cash flow used for investing activities	-268.4	–	-268.4
Net cash flow	**111.3**	**43.8**	**155.1**
Cash flow used for/provided by financing activities	400.9	-43.8	357.1
Net change in cash and cash equivalents	**512.2**	**–**	**512.2**
Cash and cash equivalents at beginning of reporting period	**747.6**	**–**	**747.6**
Cash and cash equivalents acquired with consolidated companies	1.9	–	1.9
Effect of exchange rate changes on cash and cash equivalents	5.5	–	5.5
Cash and cash equivalents at end of the reporting period	**1,267.2**	**–**	**1,267.2**

* The significant effect from the transition to IFRS resulted from accounts receivables sold under existing asset backed securitization programs where Continental effectively retains the credit and default risk, remaining classified as accounts receivable.

Financial Calendar

2005	
Financials press conference	March 31
Analyst conference	March 31
Interim report as of March 31, 2005	May 4
Annual Shareholders' Meeting	May 12
Interim report as of June 30, 2005	August 2
Interim report as of September 30, 2005	November 2

Continental Aktiengesellschaft, P.O.Box 169, 30001 Hanover, Germany
Phone +49 511 938-01, Fax +49 511 938-81770, mailservice@conti.de, www.conti-online.com
Company address: Vahrenwalder Straße 9, 30165 Hanover, Germany

Continental